UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 4672562 Israel
+972-9-799-6183
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 14, 2022, NeuroSense Therapeutics Ltd. (the “Company”) submitted an amendment to IND (153755) for its Phase2b study in ALS patients (“Paradigm”) to the U.S. Food and Drug Administration (“FDA”). On November 15, 2022, the Company reported the receipt of FDA clearance of the Company’s Paradigm study, as the agency had not raised any concerns within 30 days of the IND amendment submission. On December 13, 2022, the FDA provided a comment that the data submitted do not support the entire study duration.

On December 14, 2022, the Company responded to the FDA’s comment, providing additional supportive data and justification for the study duration. The FDA has acknowledged receipt of the Company’s response and stated they will reply promptly.

The Company has determined that it will not commence patient enrollment in the U.S. until it has addressed to satisfaction the FDA’s trial duration concern.

The Paradigm study is continuing as planned in Israel and Italy. As of today, approximately 50% of the participants have been enrolled into the study.

Forward-Looking Statements

This Form 6-K contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the company’s PrimeC and CogniC development programs; the timing of completion of the Company’s Phase 2b study and report of topline results; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials, timing for reporting data; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Such risks and uncertainties include the risk that there will a delay in the timing of completion of the Company’s Phase 2b study and the report of topline results and other risks and uncertainties set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on April 14, 2022. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: December 15, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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